Exhibit 99.1

News Release
B2Gold Announces Robust Results from Optimized Feasibility Study at Fekola, Mali and Closing of Previously Announced $350 million Revolving Credit Facility

Vancouver, June 11, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce robust results from the Optimized Feasibility Study (OFS) of Fekola Gold Project (“Fekola Project”), commencement of construction at Fekola in Mali and the closing of the previously announced $350 million Revolving Credit Facility.  All dollar figures are in United States dollars unless otherwise indicated. All Fekola Project amounts are on a 100% ownership basis.

Highlights of the Optimized Fekola Feasibility Study

•	Open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on probable mineral reserves
•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce
•	Average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 grams per tonne (“g/t”) gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1
•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year life of mine
•
Estimated pre-production capital cost of $395 million plus $67 million for fleet and generator costs which are expected to be lease financed.  This does not include approximately $30 million of early work on schedule to be completed by the end of June 2015

•	Cumulative LOM net cash flow pre-tax of $1.66 billion at an assumed gold price of $1,300 per ounce
•	Net present value (“NPV”) pre-tax of $1.01 billion at a 5% discount rate generating a pre-tax internal rate of return (“IRR”) of 35%
•
Plant and supporting infrastructure will be built to a design throughput of 4.0 million tonnes per annum with a 25% design factor which allows for future throughput expansion with minimal additional capital outlay

•	Pre-construction activities have commenced at the Fekola Project and, based on current assumptions, commencement of production is expected in the fourth quarter of 2017
•	The Company closed its previously announced new Revolving Credit Facility with a syndicate of international banks (the “New RCF”), for an aggregate amount of $350 million

Project Overview

The Fekola Project is located in south-western Mali in the regional province of Kayes, approximately 365 kilometres west of the capital Bamako.  The current mining license (exploitation license) for the Fekola Project covers an area of approximately 74 square kilometres, containing all mine infrastructure including the open pit, processing plant, tailings storage facility, and waste dumps. The Company is in the process of creating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license currently held in Songhoi will be transferred to this company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in acquiring an additional 10% interest and negotiations are on-going. If the Government of Mali is successful, and as anticipated, the final ownership of the Exploitation Company will be 80% by the Company and 20% by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company and negotiation of the Mining Convention are expected to be completed by the third quarter of 2015.

Optimized Feasibility Study

The Optimized Feasibility Study was prepared by Lycopodium Minerals Pty Ltd. Under the Optimized Feasibility Study, the Fekola Project will be developed as an open pit mine in seven stages, where run-of-mine ore will be trucked to the plant, crushed, and then treated in a grinding circuit utilizing conventional SAG and ball mills, and a carbon-in-pulp (“CIP”) recovery process.

The mine plan is based on probable mineral reserves of 49.2 million tonnes at an average grade of 2.35 g/t containing 3.72 million ounces of gold at a stripping ratio of 4.5:1 to be mined over 9.5 years.  Annual mined tonnage will total 32 million tonnes per year, using stockpiling to optimize head grade and gold production in the first seven years of the project.

The processing plant facility and supporting infrastructure will be built to a design throughput of 4.0 million tonnes per annum with a 25% design factor which allows for an increase in future throughput with minimal additional capital overlay. The OFS base case assumption is 4.0 million tonnes per year processing rate for 12.5 years.

The current average annual production for the first seven years is approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the LOM approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce.  The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed (see pre-production capital costs table below for further details).

The financial modelling for the Fekola Project indicates robust economics.  At a reserve gold price of $1,300 per ounce the Fekola Project is projected to yield a positive pre-tax NPV of $1.01 billion at a discount rate of 5%.  The pre-tax IRR is 35% and the payback is approximately 2.25 years after the first gold production.

Exploration Potential

The B2Gold exploration team has completed 30 diamond drill holes totalling 7,800 metres and 42 shallow RC drill holes totalling 2,100 meters in 2015. The RC drilling was completed to test short range grade variability and 28 of the 30 diamond drill holes were to infill areas of inferred material. The Company has also started exploration drilling on several other targets on the property including testing of the Fekola deposit down plunge. The first two holes drilled down plunge have extended mineralization 600 metres beyond the proposed pit boundary and intersected 2.99 g/t gold over 33 metres (from 421.3) in hole 148 including 7.97 g/t gold over 6 metres and 4.99 g/t gold over 13.5 metres in hole 179 (from 494.1). The deposit remains open down plunge.

Mining, Production, Mineral Reserves, and Mineral Resources

The mineral reserves to be established for the Fekola Project are based only on indicated mineral resources and are therefore eligible for conversion to the probable mineral reserve category with the support of the OFS.  The mineral reserve estimate as at June 2015 was calculated based on a gold price of $1,300 per ounce and an elevated cut-off grade of 0.8 g/t.  The mineral reserve estimate is:

•	Probable mineral reserve of 49.2 million tonnes at a diluted grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1. The reserve is summarized in the table below.
•	These mineral reserves have been generated in accordance with the guidelines developed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

	Unit	Fekola Probable Mineral Reserves(1)
Total Ore	Tonnes	49,173,000
Total Waste	Tonnes	219,373,000
Strip Ratio	Waste tonnes / Ore tonnes	4.5/1
Ore Grade(3)	Grams per tonne	2.35
Gold Content(3)	Ounces	3,718,000
Gold Produced (2)	Ounces	3,450,000
(1)
Peter D. Montano, PE (Colorado) is the Qualified Person for the reported Mineral Reserve estimate.  Mr. Montano is employed by B2Gold Corp as a Senior Project Engineer and is a Qualified Person under NI 43-101

(2)	Based on anticipated recovery rate of 92.8%.
(3)	Based on a whole block diluted model, plus 5% external dilution.
(4)	Mineral Reserves are reported on a 100% ownership basis at gold price of $1,300 per ounce

An elevated cut-off  grade of 0.8g/t along with an accelerated mining rate of 32 million tonnes per annum were used to improve the production for the first seven years, shorten the payback period, and improve overall project economics.

The mineral resource estimate of the Fekola project as at June 2015 is presented in the table below:

Au Cutoff Grade (g/t)	Indicated			Inferred
	Tonnes x(,000)	Au g/t	Ounces (,000)	Tonnes (,000)	Au g/t	Ounces(,000)
0.6	61,574	2.16	4,281	9,055	1.68	490
(1)	Tom Garagan of B2Gold Corp. is the Qualified Person for the reported Mineral Resource estimate. Mr. Garagan is employed by B2Gold Corp. as the Senior Vice President of Exploration.
(2)	Mineral Resources are estimated using best practices as defined by the CIM and reporting of Mineral Resources is compliant and in accordance with the disclosure requirements of NI 43-101.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource as a result of continued exploration.

(5)	Mineral Resources are reported inclusive of Mineral Reserves.
(6)	Mineral Resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(7)
Mineral Resources are reported within a conceptual pit shell that assumed the following key parameters: a 0.6g/t gold grade cutoff, a gold price of $1,500 per ounce and preliminary operating costs as of March 2015.

(8)	Mineral Resources are reported on a 100% ownership basis.

Process and Metallurgy

As part of the OFS an extensive test work programme was undertaken in order to assess ore processing characteristics, establish the design parameters and formulate the process flowsheet for the preliminary plant design.

The design basis of the selected process is based on a whole ore leach flowsheet at a nominal treatment rate of 4.0 million tonnes per annum with a 25% design factor in the preliminary crusher, conveyors, grinding mills, mainstream pumps and piping, CIP circuit, cyanide destruction circuit, thickeners, and elution and refining equipment and structures to allow for a possible future expansion with minimal capital expenditure. The 25% design factor allows for an increase in future throughput with minimal capital outlay.

Run-of-mine ore from the open pit operations and stockpiles will be delivered by 100 tonne class trucks to the gyratory primary crusher.  The crushed ore will be transferred by conveyors to a reclaim stockpile with a 10,000 tonne live capacity.  Reclaimed ore is conveyed to the SAG ball crushing (“SABC”) comminution circuit consisting of a primary SAG mill, a secondary ball mill, and a pebble crusher resulting in a P80 grind size of 75 µm.

The grinding circuit product will be thickened and treated in the leach and CIP circuit for extraction and recovery of gold.  The tailings from the CIP circuit are treated by cyanide destruction and thickened prior to being discharged in the tailings storage facility (“TSF”).  Gold is recovered from the loaded carbon in an elution and electrowinning circuit and will be poured into doré bars on site.  Life of mine average recovery is projected to be 92.8%.

The TSF is a fully high-density polyethylene lined facility 1km north of the process plant.  The first stage has capacity for 16 to 18 months of capacity.  Annual downstream raises constructed primarily with mine waste are designed to contain 62 million tonnes of tailings.

Mine Operating Cash Cost

Operating cash costs are expected to average $418 per ounce of gold for the first seven years of production and $552 per ounce of gold over the 12.5 year life of mine.  The expected average site operating cost is $38.58 per tonne processed.  The operating cost estimate was prepared by B2Gold and engineering contractors supporting the OFS and is based on actual or estimated supply costs, actual and estimated logistics costs, engineered productivity and production rates, and equipment operating and maintenance costs from other operating mines and equipment manufacturers.

Pre-Production Capital Cost Estimates

The requirement of the OFS is to produce a capital estimate accurate to +/- 15% and includes an average 13% contingency.  The capital costs for the project are summarized in the table below.
The overall study capital cost estimate was compiled by Lycopodium from information from it and other feasibility consultants including MSC (mining) and Knight Piesold (TSF and ponds), supported by B2Gold’s technical and management team and is presented here in summary format.  Sunk costs related to early works including access roads, construction aggregate stockpiling, airstrip construction, and land clearing of approximately $30 million are not included in the total pre-production capital estimate of $395 million.  In addition, it is expected that $67 million in mine fleet and power generator capital costs will be lease financed.

Pre-construction Capital Summary*

Cost Centre	USD (,000)
Treatment Plant Costs	102,200
Reagents and Plant Service	23,300
Infrastructure	79,800
Mining including prestripping	35,700
Engineering	13,200
Owners Project Costs	81,000
Owners Operation Costs (Working Capital)	7,000
Subtotal	342,200
Contingency	52,700
Fees, Taxes & Duties	0
Escalation	0
Grand Total	394,900
*excludes $67 million in mine fleet and power generator costs which are expected to be lease financed

As part of B2Gold’s overall commitment to Corporate Social Responsibility (“CSR”), B2Gold has worked with key stakeholders within the region to commence development of a job training program that will aim to enhance employment opportunities for the people located near the project for both the mining sector and jobs that will be necessary to support community development around the mine.  This program has been lauded by the Ministry of Mine and the Mali Chamber of Mines as an innovative approach to CSR and project development.  It is anticipated that this project will be kicked off in the third quarter of 2015 and will run simultaneously with construction.

Sensitivity Analysis

The Fekola Project sensitivity analysis was performed on gold price, fuel price, labour costs, processing costs, and mining costs.  The project shows low sensitivities to all except gold price, which is presented in the table below:

Gold Price	Pre-Tax NPV ($million)			IRR
US$/oz	0%	5%	10%	%
$ 900	$ 387	$ 162	$ 30	12%
$ 1,000	$ 706	$ 373	$ 176	19%
$ 1,100	$ 1,024	$ 584	$ 322	25%
$ 1,200	$ 1,342	$ 796	$ 469	30%
$ 1,250	$ 1,502	$ 901	$ 542	33%
$ 1,300	$ 1,661	$ 1,007	$ 615	35%
$ 1,400	$ 1,979	$ 1,218	$ 761	40%
$ 1,500	$ 2,298	$ 1,430	$ 907	44%
$ 1,800	$ 3,253	$ 2,064	$ 1,345	56%

Project Implementation

The Fekola Project execution plan follows the model established by B2Gold’s experienced project development team, and also most recently very successfully implemented at the Company’s Otjikoto mine.  The plan encompasses project management by B2Gold and utilizes a delivery method comprised of engineering, procurement, and construction combined with a primarily owner performed construction team with some support from established contractors.

Engineering and procurement will be managed by B2Gold on site and from the B2Gold corporate offices in Bamako, Mali and Vancouver, British Columbia, Canada with construction management at the Fekola Project site.  Equipment and supplies will be sourced from established companies from a variety of countries and will be ocean shipped to Dakar, Senegal with subsequent overland delivery utilizing contracted commercial trucking and logistics firms.

The site development will take place year round, utilizing a work force of experienced local and regional Malian nationals, trained and supervised by Malian and expatriate supervisors, trainers, and managers.  Most of the expatriate supervisors, trainers, and managers have worked on previous successful projects associated with B2Gold and Bema Gold Corporation.

Early works including construction of an all-weather access road, airstrip, aggregate stockpiling, and land clearing are nearing completion.  Major long lead items have been selected along with related preferred vendors. Based on current assumptions, including completion of current mining convention and shareholder agreement negotiations between the Company and the Government of Mali, the process plant is expected to be ready to receive ore late in the fourth quarter of 2017.

Closing of Previously Announced $350 million Revolving Credit Facility

The Company has closed its previously announced new US$350 million Revolving Credit Facility.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as Sole Lead Arranger and Sole Bookrunner, will act as the Administrative Agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as Mandated Lead Arrangers.

The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The term for the New RCF will be four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s 3.25% Convertible Senior Subordinated Notes initially due on October 1, 2018 remain outstanding or the maturity date of the Convertible Notes has not been extended to at least 90 days after May 20, 2019.

Upon closing, an initial drawdown of $150 million was made under the new RCF which was used to repay the cumulative amount drawn under the Company’s existing $200 million Revolving Credit Facility (the “Existing Credit Facility”). Further drawdowns on the Facility will be utilized for general corporate purposes. The Company believes that closing of the New RCF coupled with strong anticipated operating cashflows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project (completion anticipated late 2017), based on current assumptions, including current gold prices.

These current forecasts indicate that the initial facility amount of $350 million will also be sufficient to enable the Company to meet its stated objective of always maintaining available cash resources of at least $100 million on hand through the course of construction and up to the commencement of operations at Fekola. However, the accordion feature of the New RCF would also provide the Company with additional flexibility to access additional funding in the future for other corporate activities without the carrying cost of paying undrawn commitment fees.

In Conclusion

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

With the commencement of production at Otjikoto and the robust Fekola Project on the horizon, the Company continues to pursue its strong growth profile and low-cost gold production base. Based on current assumptions, B2Gold expects consolidated gold production to grow from 380,000 ounces in 2014 to well over 900,000 ounces in 2018.

Technical Report

A National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant technical report will be filed on the Company’s website and on SEDAR within 45 days of this news release.

Qualified Persons for Feasibility Study

Tom Garagan, B2Gold
Peter Montano, B2Gold
Sandy Hunter, Lycopodium
Bill Lytle, B2Gold
David Morgan, Knight Piesold

The scientific and technical data contained in this news release pertaining to the OFS has been reviewed and approved by the following Qualified Persons under NI 43-101.

Tom Garagan, B2Gold
Peter Montano, B2Gold
Sandy Hunter, Lycopodium
Bill Lytle, B2Gold

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratory for Fekola is SGS Laboratories in Bamako, Mali, where samples are prepared and analysed using 50g fire assay with atomic absorption finish and/or gravimetric finish.  Bureau Veritas, Abidjan, Cote d’Ivoire is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; estimated future revenues, projected future production at the Fekola Project; life of mine; recovery and grade estimates; anticipated capital and production costs and revenue and future demand for and prices of commodities; statements regarding design, construction, permitting and other activities planned for the development of the Fekola Project; estimated financial returns from the Fekola Project; and all other projections made in the OFS.  Estimates of mineral resources and mineral reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices, including the gold price and other assumptions and estimates in the OFS; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment relative to the estimates in the OFS, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with NI 43-101, which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of the OFS is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.